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                                                                  EXHIBIT 99.3


Contact:  Jeffrey J. Hattara          (NYSE-BMC)
          (612) 851-6030              FOR IMMEDIATE RELEASE


                          BMC ANNOUNCES SECOND QUARTER AND
                       TOTAL YEAR 1998 EARNINGS WILL BE SHORT
                             OF ANALYSTS' EXPECTATIONS


June 9, 1998 -- Minneapolis, Minnesota - BMC Industries, Inc. today announced that the Company expects its operating earnings to fall short of analysts' expectations for the second quarter and total year 1998. The Company expects earnings per share from operations in the second quarter in the range of 8 to 13 cents per share and for the total year 1998 of 50 to 60 cents per share. In addition to the operating earnings shortfall, the Company is evaluating a one-time non-cash charge in the second quarter related to in-process research and development projects purchased in conjunction with the recent acquisition of Orcolite.

In summarizing the earnings shortfall, Paul B. Burke, Chief Executive Officer, stated: "The earnings shortfall is resulting solely from soft market conditions being experienced by the Mask Operations division of the Company. Recent extreme pricing pressure in the computer monitor mask marketplace and lower demand than expected for both television and computer monitor masks have caused the Company to reduce its earnings estimate."

The combination of weak demand and excess inventory in Asia has depressed demand for television and monitor masks and has made it difficult for BMC to achieve the share of market goals established for the expansion completed last year. In addition, weak Asian currencies coupled with the stagnant demand have created price pressures that contributed to the Company's decision to temporarily idle production.

As a result of these difficult market conditions, the Company is planning to shutdown a portion of its computer monitor and television mask manufacturing lines for some period of time. These shutdowns will be done in conjunction with the Company's normal summer maintenance shutdowns to avoid additional yield ramp-up time. Additionally, during the shutdown, Mask Operations will be modifying the manufacturing lines to add certain automated handling equipment and to make provisions for production of larger masks in more multiple-up formats. The shutdown will also allow Mask Operations to reduce its inventory levels in the second half of the year.

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Mask Operations' production performance has been very good in the second quarter. Manufacturing yields on the new Cortland monitor line have exceeded plan during the second quarter to date while the yields on the existing Cortland entertainment lines have improved significantly over the second half of 1997 and are now approaching pre-expansion levels. The Hungarian monitor mask inspection facility has continued to make solid improvement and has significantly increased its mask inspection throughput in the past few months.

Optical Products and Buckbee-Mears St. Paul (BMSP), the Company's other two operating units, are both achieving excellent financial performance significantly ahead of the prior year. Integration of the Orcolite acquisition is proceeding as scheduled. The Orcolite acquisition is expected to further enhance Optical Products' growth prospects and further establish it as a major earnings contributor for the Company.

Statements made in this press release which are not historical, including statements regarding forecasted second quarter and total year 1998 earnings, are forward-looking statements and as such are subject to a number of risks. These and other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1997.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.

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